Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees	$210	$(1,751)	$(2,649)	$1,373	$3,476
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	41,702	40,718	40,441	38,353	37,174
Distributed income of equity investees	132	-	400	3,036	4,501
	$42,044	$38,967	$38,192	$42,762	$45,151

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$41,702	$40,718	$40,441	$38,353	$37,174
Interest capitalized	1,372	46	10	544	389
Preferred share distributions	10,499	4,800	4,800	4,800	4,800
	$53,573	$45,564	$45,251	$43,697	$42,363

Ratio of earnings to combined fixed charges and preferred share dividends	*	*	*	*	1.07

*     For the years ended December 31, 2011, 2010, 2009, and 2008, combined fixed charges and preferred share dividends exceeded earnings.  The following table notes the amounts by which combined fixed charges and preferred share dividends exceeded earnings:

	Year Ended December 31,
	2011	2010	2009	2008
Combined fixed charged and preferred share dividends in excess of earnings	$11,529	$6,597	$7,059	$935